June 4, 2025

Cynthia Lo Bessette
President
Fidelity Ethereum Fund
245 Summer Street V13E
Boston, MA 02210

       Re: Fidelity Ethereum Fund
           Post-Effective Amendment No. 1 to
           Registration Statement on Form S-1
           Filed May 23, 2025
           File No. 333-278249
Dear Cynthia Lo Bessette:

       We have reviewed your post-effective amendment and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1
General

1. We note your disclosure on pages 89 and 92 that the manner by which creations and redemptions are made is dictated by the terms of the Authorized
Participant
       Agreement. Please revise to identify your current Authorized Participants that have
       Authorized Participant Agreements that allow for only cash, only in-kind and both cash and in-kind creations and redemptions. In addition, please revise to identify your Ether Trading Counterparties and disclose the material terms of the agreements with the Ether Trading Counterparties.
 June 4, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or David Gessert at 202-551-2326 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Morrison C. Warren, Esq.